Filed Pursuant to Rule 433

Registration No. 333-238617-02

September 23, 2020

PRICING TERM SHEET

(to Preliminary Prospectus Supplement dated September 23, 2020)

Issuer:	CenterPoint Energy Resources Corp.

Legal Format:	SEC Registered

Anticipated Ratings*:	A3 (stable) / BBB+ (negative) / BBB+ (stable) (Moody’s/S&P/Fitch)

Security:	1.75% Senior Notes due 2030

Size:	$500,000,000

Maturity Date:	October 1, 2030

Interest Payment Dates:	April 1 and October 1, commencing April 1, 2021

Coupon:	1.75%

Price to Public:	99.945%

Benchmark Treasury:	0.625% due August 15, 2030

Benchmark Treasury Yield:	0.676%

Spread to Benchmark Treasury:	+108 basis points

Re-offer Yield:	1.756%

Optional Redemption:	Prior to July 1, 2030, greater of 100% or make-whole at a discount rate of Treasury plus 20 basis points (calculated to July 1, 2030); and on or after July 1, 2030, 100% plus, in either case, accrued and unpaid interest.

CUSIP:	15189Y AF3

Trade Date:	September 23, 2020

Expected Settlement Date**:	October 1, 2020

Joint Book-Running Managers:	Barclays Capital Inc. Citigroup Global Markets Inc. J.P. Morgan Securities LLC Mizuho Securities USA LLC U.S. Bancorp Investments, Inc. TD Securities (USA) LLC

Co-Manager:	Siebert Williams Shank & Co., LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**

We expect that delivery of the notes offered hereby will be made against payment therefor on or about October 1, 2020, which will be the sixth business day following the date of pricing of the notes (this settlement cycle being referred to as “T+6”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the initial pricing date of the notes or the next three succeeding business days will be required, by virtue of the fact that the notes initially will settle in T+6, to specify alternative settlement arrangements at the times of any such trade to prevent a failed settlement and should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847, Citigroup Global Markets Inc. toll-free at 1-800-831-9146, J.P. Morgan Securities LLC collect at 1-212-834-4533 and Mizuho Securities USA LLC toll-free at 1-866-271-7403.